                                      FILED BY ENSCO INTERNATIONAL INCORPORATED
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                     AND DEEMED FILED PURSUANT TO RULE 14a-12(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                           SUBJECT COMPANY: CHILES OFFSHORE INC.
                                  SUBJECT COMPANY COMMISSION FILE NO.: 001-16005

              ENSCO INTERNATIONAL AND CHILE'S OFFSHORE MERGER CALL
                                  MAY 16, 2002
                                  5:00 P.M. EST


OPERATOR:  The following Webcast is a service of CCBN.  Please stand by.

Good day, ladies and gentlemen. This is the Ensco International (Company: Ensco International Inc.; Ticker: ESV; URL: http://www.enscous.com/) conference call to discuss Ensco's proposed acquisition of Chiles Offshore.

This call is being recorded by Ensco International and is copyrighted material. It cannot be recorded or rebroadcast without Ensco's express permission. Your participation implies consent for our (ph) taping and agreement to these (INAUDIBLE). At this time, I would like to introduce Mr. Chris Gaut, Ensco's Chief Financial Officer, who will moderate the call. Mr. Gaut?

CHRISTOPHER GAUT, CHIEF FINANCIAL OFFICER, Ensco INTERNATIONAL: Thank you, Pam
(ph). Good afternoon.

Our Chairman and CEO, Mr. Carl Thorne will first have some brief prepared remarks. And then, we'll open up this teleconference for your questions.

But first, let me note that forward-looking statements made during this call are qualified by and subject to the risks and uncertainties that are described in our news release this morning and discussed in our reports filed with the SEC, including our 10-Qs and 10-K. The company's actual results may vary from our expectation.

A summary of the deal: As explained in our press release this morning, Ensco has signed a definitive agreement to acquire Chiles Offshore for a combination of Ensco common stock and cash. Both boards have approved the transaction.

Under the agreement, which will be submitted for public filing today, Chiles' stockholders will receive .6575 shares of Ensco common stock and $5.25 of cash for each share of Chiles. There are no caps nor collars on the transaction. Total value of the transaction is approximately $578 million based on our closing price of yesterday.

After giving affect to the transaction, Ensco's stockholders will own 91 percent of the combined company and Chiles' stockholders will hold nine percent. Consummation of the transaction is subject to approval by the Chiles stockholders and the requisite government approvals. We anticipate closing of the merger within the next 90 to 120 days.

Let me turn it over to Carl.

CARL THORNE, CHAIRMAN AND CEO, Ensco INTERNATIONAL: Good afternoon. We believe that the Chiles acquisition is uniquely aligned with our strategic focus. Chiles has an excellent reputation for safety, quality of equipment and operation and Chiles focused on major integrated oil companies is well in keeping with the Ensco emphasis.

The two companies share a common philosophy with regard to critical issues of safety, performance and quality of equipment and personnel. Bill Chiles and his team have built an excellent organization. And we look forward to the contribution that the Chiles team can and will make to the combined companies.

The two companies share common fleet designs. Chiles rigs, our super MLT 116 and Keppel FELS MOD V designs, consistent with the Ensco standard. Chiles' fleet is the newest in the industry, all built since 1999. The addition of the five Chiles rigs is in keeping with Ensco's ongoing fleet renewal and enhancement program.

Ensco is well into an enhancement program of our existing fleet to extend the service life and upgrade the capability of its jacked-up rigs. The combined fleet of 43 premium jack-ups will represent the second largest in the industry, with 29 rigs or two-thirds of the fleet having been built or rebuilt since 1995. The combined fleet will be balanced, with 21 rigs in the Gulf of Mexico and 22 rigs located internationally.

With the addition of Chiles' two rigs in the Gulf of Mexico, Ensco will have a fleet of 21 premium jack-ups in the Gulf, over half of which will be equipped to address deeper drilling applications on the shelf.

Internationally, three additional jack-up rigs serving (ph) inclusion of the rig now under construction, would increase Ensco's fleet to 22 rigs and importantly add three new heavy-duty technically-advanced rigs to the Ensco International fleet.

This is intelligent growth for Ensco. We are adding to the high end of our jack-up fleet without adding the industry supply, strengthening our core premium jack-up operations and doing so without increasing financial leverage. Our long-term debt to capitalization ratio is expected to remain at 24 percent after given effect to the transaction.

Ensco will assume approximately $140 million of additional debt in the transaction, all of which is at very attractive interest rates. We believe that the timing of the transaction is opportune and of strategic importance. Replication of the Chiles fleet by new building would require several years and entail shipyard, project management and cost escalation risk.

Furthermore and possibly even more important, access to these premium assets at this time positions Ensco to take advantage of a secular market improvement, which we believe is accelerating. The transaction is expected to be accretive to Ensco's earnings and cash flow from day one. Although Chiles is not large relative to Ensco, we expect the acquisition to increase our EPS and cash flow per share by several percentage points.

We would anticipate that operating and G&A expense for the combined companies will be reduced by some five to $10 million per year with integration of the two companies upon closing. The Chiles rigs have been well accepted by major oil companies and have commanded premium day rates. The Chiles Discovery is about to commence a contract with Phillips in the Timor Sea. It has an initial term until early 2004 and a day rate of approximately $100,000 per day.

The Chiles Coronado has a contract in Trinidad with British Petroleum and (ph) with a term into 2004 and a day rate in the mid-70s. The Magellan and Columbus have been doing an excellent job for Shell in the Gulf of Mexico with day rates in the '60s and '70s. We expect one of these rigs to continue its contract until November and the other to be available in July.

Given the performance and reputation the Chiles has achieved with their equipment, we believe these rigs will continue to receive premium rates. We believe Ensco will add value to the Chiles rigs through integration of the units in our operations, operating costs and procurement efficiencies and tax savings.

To summarize, we believe the Chiles acquisition strengthens our position and positioning is what we have always been about. In the premium jack-up market, it advances our efforts to renew and enhance our fleet's capability to better enable us to meet the more rigorous drilling requirements of our customers while preserving our financial strength and flexibility.

With those comments, Chris, I guess we'd be happy to address any questions at this point in time.

THORNE:  Right.  Pam (ph), do we have any questions?

OPERATOR: Thank you. And, ladies and gentlemen, if you wish to ask a question at this time, please remember to press the number one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. I'm sorry. Our first question is from Bill Herbert (ph), of Simonson Company International (ph).

BILL HERBERT (ph), SIMONSON COMPANY INTERNATIONAL (ph): Good afternoon. Chris, I was wondering if maybe you could share with us how you guys looked at this from a return standpoint - from a return-on-capital standpoint and maybe walk us through some of your assumptions?

GAUT: Sure, Bill. I guess when we think about the returns here, they're - we ought to break that down a bit. First of all, this is essentially new equipment.

HERBERT (ph):  Right.

GAUT: And as you know, Bill, the returns on any new piece of equipment as compared to a fully depreciated asset, would be apples and oranges.

HERBERT (ph):  Right.

GAUT: The returns on a new rig would be low. The returns on a fully depreciated rig would be high.

HERBERT (ph):  Right.

GAUT: So that's one reason why returns in the early years here would be low. The other point is that one of timing. The price we paid is we're paying primarily Ensco stock. And to the extent that that's impacted by timing, that impacts the purchase price.

HERBERT (ph):  Right.

GAUT: For instance, if we had done this deal six months ago when the stock price is - when Ensco's stock price were (ph) lower and if Chiles would have accepted the same number of shares that we're offering now, hypothetically,...

HERBERT (ph):  Right.

GAUT: ... the purchase price would have been lower and the returns would have been higher. But, of course, it's unlikely they would have accepted that same deal six months ago when Ensco's stock price was lower. They would have wanted more Ensco shares. And, therefore, it would have been less accretive, probably dilutive, if we'd done the deal six months ago.

It was our judgment that doing a transaction when the stock prices were aligned in such a way that we would give up fewer Ensco shares and have a more creative transaction would be a larger transaction in the long run.

HERBERT (ph): Fine. So, I mean, several different ways to look at this transaction and return is one of them. But I think you articulated what the main drivers were. So that's fine.

Carl, what - from our standpoint, I guess, this transaction, aside from the fit, is sort of, an expression of optimism on your part with respect to the cycle. What are you seeing right now with respect to industry activity unfolding and how these rigs fit into perhaps deep formation drilling on the - on the continental shelf going forward?

THORNE: As we have said for some time, as I stated in our last conference call, we believe that this market is accelerating. The market improvement is accelerating, particularly with the deep gas drilling applications in the Gulf of Mexico.

We still see that to be the case. And as I have stated in the prepared remarks, we feel that one of the issues relative to this acquisition is one of timing and having - and our ability to utilize these rigs. And what we see is a dramatically improving market going forward. As I said, we think this improvement is accelerating.

We also have the issue that we're still involved in our upgrade program, particularly with respect to the Gulf of Mexico rigs and that that program will probably be spread, you know, not only over this year but also next year before we complete the improvements, the enhancements of our existing fleet that we think that we're going to do at this particular point in time.

All those things taken together, we thought and still think and believe that the timing of this transaction is one of a very strategic nature.

HERBERT (ph): OK. And then, last question for me. You allude in your press release to the participation in Ensco going forward on the part of Bill Chiles as an executive officer. What role is he going to play?

THORNE: We see Bill playing a very key role, not only Bill but the other members of his team, playing a very key role in this thing going forward.

We think that they have done an exceptional job relative to the building of these rigs, the positioning of Chiles in the marketplace, as I said, completely consistent with our philosophy, one of quality equipment, quality people and certainly with an emphasis on safe operations and protection of the environment.

So all of this alignment, you know - I mean, the companies are so closely aligned in philosophy, that as I have said on several occasions, I compliment Bill and his team for the job that they have done.

And I think that this combination with us going forward, with Bill continuing to function as an integral part of this whole process, particularly in view of the fact that our philosophies are so aligned is extremely important to the success of the overall venture.

HERBERT (ph):  Thank you very much.

OPERATOR: Thank you. Our next question is from Arvind Sanger, of Deutsche Bank.

ARVIND SANGER, DEUTSCHE BANK: Thank you. Good afternoon. Carl, one question - or, Chris, maybe this might be more directed at you. If the - if the earnings are accretive right away, which I understand, as the Ensco business improves and its rigs move up, it seems to me that the potential for appreciation and day rates is less on the Chiles side since those rigs are already getting pretty good rates.

Does it mean that maybe three or four quarters out, if you assume a pretty good recovery in the worldwide jack-up market, it starts to get dilutive at some point? Have you, you know, worked through that in terms of - you know, in terms of those kind of numbers?

GAUT: Given some of the other savings that - or efficiencies that Carl mentioned, including, you know, some tax savings that we think we can get out of the combination and bringing our worldwide and a market thing and then operational base here, as well as strictly operation savings, we think that those will help enhance the transaction.

However, we don't think this will be a dilutive transaction as we look at it
(ph). We think that their - although they - many of the Chiles units are getting quite attractive day rates now, in the 60s and 70s, as Carl mentioned, we do think they've got further upside there, as well. And there's another rig about to come out of the shipyard that's pretty much paid for.

So no, we don't think this will be dilutive. We think it will be accretive. But also, I think a benefit that we see is that the Chiles rigs and their good ability to be placed in term contracts will add stability and visibility to Ensco's results.

THORNE: Arvind, I my just add an additional note to that. One of the real advantages that we feel that we get from the Chiles fleet and I will reiterate - I think that Bill and his team have done an exceptional job of putting these assets together - is that all five of these rigs have three 2,200 horsepower pumps, 7,500 psi mud systems, things that give us some of the hydraulic horsepower, some of the advantages that we were really looking for.

All of the rigs have 70-foot high-strength high-loading capability cantilevers, four of them 70-foot cantilevers. One of them is 65-foot cantilever.

Even with our enhancement program, another thing is the size and in capacity of mud systems on some of this deeper application work. Even with our enhancements, you know, of our existing rigs, we are still not adding 2,200 horsepower pumps primarily because of the size of the rigs, configuration, age of the rigs.

We cannot increase mud systems to the extent that are already existing on the Chiles fleet. So we are looking at rigs that are further enhanced from anything that we could physically and economically accomplish with some of the upgrades that we're doing on existing rigs. And these rigs are brought fully in keeping with the same things that we have done with the Ensco 101 and the Ensco 102 in terms of ultimate capability.

SANGER: A couple of other quick questions. The 102 is coming out soon. I guess that'll be another premium rig you're adding to your fleet. What's the - or I don't know if this already came up. What's the contract status for that one?

THORNE: The rig is - we have taken delivery of the rig but the rig is not yet complete. It was a conditional delivery. The rig will probably still be in the shipyard for another probably three to four weeks and commissioning and final deficiencies being cured relative to the delivery status, we would anticipate that that rig is bid on several jobs at this particular point in time. And we would envision having an announcement sometime within the next couple of months relative to that status.

SANGER: OK. And the last Chiles rig coming out, will that add to the debt or will the cash flow over the next few months pay for that so that by the time the deal closes and that rig delivery, which happened, I guess, more or less at the same time, there wouldn't be in any change in, you know, kind of work you're getting in terms of the balance sheet?

GAUT: No material change in debt by - between the third quarter.
One-hundred-and-forty (ph) million in closing would be our view.

SANGER:  OK.  Great.  Thank you.

OPERATOR: Thank you. Again, ladies and gentlemen, if you have a question, please press the number one key. Our next question is from Jim Wicklund, of Bank of America Securities.

JIM WICKLUND, BANK OF AMERICA SECURITIES: Good afternoon, guys. If your entire fleet goes to 70 to $100,000 day rate anytime soon, I promise, I won't consider that a problem. What are you currently - just Ensco's Gulf of Mexico fleet, what are you guys running right now for utilization and average day rates?

GAUT: Yeah. Jim, we've got to be a bit careful there. We're at essentially full utilization - full utilization on the rigs. I will be updating the day rates here, I guess, tomorrow or the next day, the rest of this week. But day rates have move up, as we indicated in the earnings conference call. But we'll give you a rig-by-rig breakdown in an 8-K here within two days, if that'd be OK.

WICKLUND: OK. How much would it cost to build these rigs, not just the first one, but all five? And how long would it take if you guys kept your balance sheet at the current debt level?

GAUT: So, if keeping the debt at the current debt levels, it would take a number of years.

THORNE: It would take a number of years. And, you know, I mean, that's one of the keys to the old transaction, Jim, as we mentioned.

I mean, there's all sorts of risk in terms of, you know, of shipyard capacity and, you know, whether or not these rigs, you know - you know, have fully contracted or expect to be fully contracted like these because adding additional supplies to the business, the escalations and costs that we'll see between now and then and the other requisite, you know, risk - resulting risks that we talked about, you know, in some of our prepared remarks.

So there's really no way to answer your question, but (ph) certainly, you know, what that ultimate amount would be. But I can assure you it would be much more than two years by the time we could get delivery on all of this high-spec equipment that is involved in the rigs, construct the rigs and, you know and get them on stream.

WICKLUND: OK. Didn't Chiles win the NOIA Safety Award this year? Is that - is that an important thing to win?

THORNE: It's not only important but, in fact, as you're probably aware, I'm the Chairman of NOIA and it was my pleasure to be involved in that presentation to Bill and his team. And they are to be commended.

And again, the philosophies of these two companies are so closely aligned relative to our complete and total dedication to quality of people, quality of assets and safety of operations, I can assure you that in (INAUDIBLE), that's a major plus.

WICKLUND: I know that everybody in the rig business knows each other. But has this deal been a long time in coming or has it been a fairly recent negotiation?

THORNE: Of course, not anything, Jim, that we can talk about at this particular point in time.

WICKLUND:  OK.  Who were the bankers on the deal?

GAUT: The Chiles company was represented by CSFB. And Ensco was not represented in the negotiation.

WICKLUND:  OK.  Congratulations, guys.  Nice buy.  Nice company.

GAUT:  Thank you.

THORNE:  Thanks, Jim.

OPERATOR: Thank you. Our next question is from Pierre Conner, of Hibernia Southcoast.

MIKE DRICKRUM (ph), HIBERNIA SOUTHCOAST (?): Thanks, Carl and Chris. Actually, this is Mike Drickrum (ph). I just had a quick question for you, Carl. Where do you see as the ideal market to work these Chiles rigs? I'm especially interested in the two that are in the Gulf right now and then, the one that's currently under construction.

THORNE:  I'm sorry.  I didn't understand the question.

DRICKRUM (ph): Where would you like to work the Chiles rigs, particularly the two that are in the Gulf and the one that's under construction?

THORNE:  Anywhere that we can get the $150,000 a day.

DRICKRUM (ph):  OK.

THORNE: ... very seriously, I - we certainly would see, you know, at least two of the Chiles rigs, you know, staying in the Gulf of Mexico to address, you know, this improving market for the high-spec rigs that we see there.

We think (ph) and see, you know, several opportunities internationally and/or in the states, you know, for the third rig, you know, that comes out - or the next rig that comes out of the yard.

But right now, with two rigs in the Gulf and two in the international service already relative, you know, to the existing Chiles fleet, we think that that last rig is, kind of, a swing rig that, you know, can be utilized anywhere.

But, you know, until such time as this thing is closed, that is certainly, you know, Bill's decision and Bill's business, you know, until such time as the transaction is consummated.

DRICKRUM (ph):  Sure.  Thanks a lot.

OPERATOR: Thank you. And our next question is from Kurt Hallead, of RBC Capital Markets. Mr. Hallead, your line is open.

KURT HALLEAD, RBC CAPITAL MARKETS: Hi. Hi. Sorry about that. Just a quick question for you is - it looks like most of the cost savings and the accretion is going to come from the G&A side.

Just wondering if there were some offset to that from maybe a depreciation adjustment you're going to have to take from the Chiles side. And if I'm not mistaken, they're on accelerated depreciation. I was just wondering if you can clarify that for me.

GAUT: Yes. Our depreciation policy is a bit longer than Chiles'. And so, there will be some offset there. Kurt, in addition to (ph), you know, some savings would be at the G&A level.

We think that there'll be some savings through procurement, how we operate, you know, our operating programs and the tax rate, as well. We think we'll be able to bring down the tax rate on the - on the Chiles rigs by several percentage points, closer to, you know, the Ensco rates.

We've given guidance to you, I think, of 28 percent on Ensco. With Chiles having a significant presence in the Gulf of Mexico, it won't get that low. But they've been accruing at 35-percent tax rate in their financials to date. We think we can then do several percentage points better than that in the combined entity.

HALLEAD: OK. So that five to $10 million that you mentioned would include the procurement and the G&A ...

GAUT:  Right.

HALLEAD:  ... but not the tax (ph) or ...

GAUT:  It would not - would not include the tax elements of that.

HALLEAD: And that five to $10 million of cost savings would include any adjustments that would have to be made, offsetting on the G&A side. Is that a correct assumption?

THORNE (?): Yes. It's not a - that five to 10 is just operating expense and G&A. Right.

HALLEAD: OK. And then, the accretion in terms of several percentage points, would be based off of First Call numbers for both '02 and '03. Is that correct? So this situation is going to be accretive for you in '02 and then also in '03?

THORNE (?): That is our believe, Kurt, yes.

HALLEAD:  OK.  Great.  That's all I have.  Thank you very much.

OPERATOR: Thank you. Our next question is from Jordan Horoschak, of CIBC World Markets.

JORDAN HOROSCHAK, CIBC WORLD MARKETS: Good afternoon. I was - and congratulations, actually, with the transaction. I was wondering if you've given any thought to exercising the second and third options for the rig construction that Chiles had before?

I know that those options expired sometime in October and they had already been extended - if you'd considered exercising them. And what is the cost of building rigs under these options?

THORNE: That is not anything that we have given consideration to and cannot give consideration to and will be a decision, you know, of Bill and group again until such time as this transaction is consummated.

HOROSCHAK: And, Chris, do you know what the cost of building the rigs under the options would be?

GAUT:  Yes, we do.  I don't think that's public information at this time, no.

HOROSCHAK: OK. And one other question. Carl, I think you said in your opening remarks that either the Magellan or the Columbus would continue on contract in the Gulf of Mexico until later in the year.

I mean, correct me if I'm wrong. But I thought maybe both contracts expired at the end of the second quarter. If that's true, can you tell us a little bit about the specifics of the option on that contract and what sort of day rate that rig would experience?

THORNE: Well, again, what we said was we thought that one, you know, would go through, I think November and one would be available sometime in the - at - you know, sometime during the summer. And again, these are issues of marketing that we have no right nor no intention of involving ourselves in until such time as the transaction is consummated.

HOROSCHAK:  Right.  OK.  Great.  Thank you very much.

OPERATOR: Thank you. Our next question is from Amy Donnell (ph), of Simmons and Company (ph).

AMY DONNELL (ph), SIMMONS AND COMPANY (ph): Thank you. You have just answered my question.

OPERATOR: Thank you. And again, ladies and gentlemen, if you have a question, please press the number one key. Our next question is from Robert Ford, of Sanders and Morris (ph).

ROBERT FORD, SANDERS AND MORRIS (ph):  Thanks.  Carl, what's the breakup fee?

THORNE (?): It's a standard and usual breakup fee, Robert. And as we said, the documents will be published here - I mean, not published but made publicly available. We'll be filing them today. They'll be publicly available probably tomorrow.

FORD:  OK.  How much is left to pay the shipyard on the Galileo?

GAUT (?): We'll stick with what's been publicly stated there. We believe it's accurate as of the 10-Q that Chiles filed yesterday. There was $31 million remaining to be spent on the Galileo in their 10-Q and we'd refer you to that.

And that rig would be, as was stated or commented earlier, I think, by one of our listeners, the rig would be completed around about the time of the completion of this transaction.

FORD: OK. Depreciation policies, could you tell me the exact difference? You depreciate jack-ups, what, over 30 and they go over 20 or what's the difference there?

GAUT (?): They're over 25 years, Robert, and we're over 30 years.

FORD:  OK.  OK.  That's all I have.

GAUT (?): They're (ph) both from the original construction date.

FORD:  OK.  OK.

GAUT (?): Original (ph) construction date.

FORD:  Thank you.

GAUT (?):  Yeah.

OPERATOR: Thank you. Our next question is from Mark Urness (ph), of Salomon Smith Barney.

MARK URNESS (ph), SALOMON SMITH BARNEY: Yes. Good afternoon and congratulations. Carl, I wanted to ask if you - the 102 has been competing with Chiles rigs for international contract opportunities? And I wondered also if you could comment on how important establishing a presence in Trinidad will be?

THORNE: Well, the - of course, they hadn't been competing, you know, because Chiles has no rigs except for the rigs that they just put to work for Phillips. So there are no other rigs really to compete, you know, in southeast Asia with the present location, you know, of the rigs.

URNESS (ph): They've had their rigs committed, is what you're saying.

THORNE: They've had their rigs committed. As far as the importance of Trinidad, you know, of course, Trinidad. Any international jurisdiction and any job with British Petroleum, you know, because of our focus on the major companies, you know, is critically important.

And again, one of the things that we see so strategically important about this deal is the alignment, you know, and the focus that we have had and the job that the Chiles group has done, you know, in positioning their equipment and having it accepted by these major integrated oil companies.

URNESS (ph): Also, could you comments as to whether or not there's a lockup on the shares that will be issued to Chiles shareholders?

GAUT: There is an agreement with the major shareholders of Chiles. And again, that would refer you to the publicly available documents, which are going to be filed here.

URNESS (ph): OK. And then, I also take it from your opening remarks that this does not require Ensco shareholder approval, only Chiles shareholder approval?

THORNE:  That is correct.

GAUT:  That's right, Mark (ph).

URNESS (ph):  Thank you.

OPERATOR: Thank you. And, Mr. Gaut, I am showing no further questions at this time.

GAUT: Pam (ph), thank you. Thank you all for your attention. And we say, the documents will be available and we'll talk to you all again, if not sooner, by the second quarter conference call on July 18th. Goodbye.

OPERATOR: Ladies and gentlemen, this concludes today's conference call. Thank you for your participation. And you may disconnect at this time. And have a good day.

END